November 22, 2011

Submitted on EDGAR under "CORRESP"

Mr. Larry Spirgel, Assistant Director

Ms. Kathryn Jacobson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:          Barrett Business Services, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011
File No. 0-21886

Dear Mr. Spirgel and Ms. Jacobson:

We are in receipt of your additional comment letter dated November 10, 2011, regarding the subject filing.  We request an extension to provide our written response until December 2, 2011, due to scheduling conflicts arising out of the upcoming holiday.